PB 2/10/04

04001577

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2004<br>Estimated average burden<br>hours per response . . . 12.00 |

CM

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-15869 |

SEC MAIL PROCESSING RECEIVED JAN 30 2004 WASH, D.C. 155 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 12/01/02 (MM/DD/YY) **AND ENDING** 11/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER - DEALER:**

Morgan Stanley & Co. Incorporated

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

1585 Broadway
(No. and Street)

| New York, | New York | 10036 |
|---|---|---|
| (City) | (State) | Zip Code |

**NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:**

Joseph R. D'Auria — (212) 537-2584
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

| Two World Financial Center | New York, | New York | 10281-1414 |
|---|---|---|---|
| (ADDRESS); Name and Street | (City) | (State) | Zip Code |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

0 2/12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## AFFIRMATION

We, Charles F. Vadala and John P. Davidson, III, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. Incorporated and subsidiaries at and for the year ended November 30, 2003 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles F. Vadala
Managing Director

John P. Davidson, III
Managing Director

Subscribed to before me this
26th day of January, 2004.

Notary Public
CHRISTINE E. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

**MORGAN STANLEY & CO. INCORPORATED**
**<u>(SEC I.D. No. 8-15869)</u>**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**AS OF NOVEMBER 30, 2003**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

********

**Filed pursuant to Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934 as a**
**PUBLIC DOCUMENT.**

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries ("the Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2004

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2003
(In thousands of dollars, except share data)

## ASSETS

| | |
|---|---|
| Cash | $ 160,230 |
| Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $16,654,789) | 22,225,077 |
| Financial instruments owned ($23,447,824 was pledged to various parties): | |
| U.S. government and federal agency | 13,103,784 |
| Corporate and other debt | 20,097,740 |
| Corporate equities | 9,533,411 |
| Derivative contracts | 3,546,632 |
| Securities purchased under agreements to resell | 55,777,194 |
| Securities received as collateral | 27,155,496 |
| Securities borrowed | 135,794,562 |
| Receivables: | |
| Customers | 16,428,683 |
| Brokers, dealers and clearing organizations | 5,444,361 |
| Interest and dividends | 367,660 |
| Fees and other | 959,262 |
| Property, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $180,979) | 90,043 |
| Other assets | 204,544 |
| Total assets | $310,888,679 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Short-term borrowings: | |
| Affiliates | $ 13,962,709 |
| Other | 425,831 |
| Financial instruments sold, not yet purchased: | |
| U.S. government and federal agency | 9,375,997 |
| Corporate and other debt | 7,366,661 |
| Corporate equities | 6,441,100 |
| Derivative contracts | 3,733,189 |
| Securities sold under agreements to repurchase | 85,278,919 |
| Obligation to return securities received as collateral | 27,155,496 |
| Securities loaned | 73,338,528 |
| Payables: | |
| Customers | 56,644,203 |
| Brokers, dealers and clearing organizations | 13,158,450 |
| Interest and dividends | 813,578 |
| Other liabilities and accrued expenses | 4,275,201 |
| | 301,969,862 |
| Subordinated liabilities | 4,049,500 |
| Stockholder's equity: | |
| Common stock ($25 par value, 1,000 shares authorized, issued and outstanding) | 25 |
| Paid-in capital | 260,922 |
| Retained earnings | 4,608,370 |
| Total stockholder's equity | 4,869,317 |
| Total liabilities and stockholder's equity | $310,888,679 |

See Notes to Consolidated Statement of Financial Condition.

## Note 1 - Introduction and Basis of Presentation

### The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide range of financial and securities services. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange. The Company provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

### Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The consolidated statement of financial condition includes the accounts of MS&Co. and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all subsidiaries in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), for variable interests obtained after January 31, 2003, the Company also consolidates any variable interest entities for which it is the primary beneficiary.

All material intercompany accounts and transactions have been eliminated in consolidation.

### Related Party Transactions

The Company has transactions with the Parent and its affiliates, including leasing arrangements, the performance of administrative services and the execution of securities transactions with and on behalf of affiliates.

Receivables from affiliated companies as of November 30, 2003 are comprised of:

| | |
|---|---|
| Securities purchased under agreements to resell ("reverse repurchase agreements") | $28,780,523 |
| Securities borrowed | 21,582,707 |
| Customers | 236,258 |
| Brokers, dealers and clearing organizations | 3,514,249 |
| Interest and dividends | 3,518 |
| Fees and other | 25,876 |
| | $54,143,131 |

Payables to affiliated companies as of November 30, 2003 are comprised of:

| | |
|---|---|
| Securities sold under agreements to repurchase ("repurchase agreements") | $10,026,472 |
| Securities loaned | 31,719,787 |
| Customers | 1,203,878 |
| Brokers, dealers and clearing organizations | 8,311,524 |
| Interest and dividends | 522,964 |
| Other liabilities and accrued expenses | 24,344 |
| | $51,808,969 |

## Note 2 - Summary of Significant Accounting Policies

### Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased, which include cash and derivative products (futures, forwards and options), are recorded at fair value in the consolidated statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

A substantial percentage of the fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased, is based on observable market prices, observable market parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These analyses may involve a degree of judgment.

The fair value of over-the-counter ("OTC") derivative contracts is derived from pricing models, which may require multiple market input parameters. The Company uses pricing models to determine fair value for OTC derivative products and to manage risks introduced by these transactions. The term "model" in this context typically refers to a mathematical calculation methodology based on accepted financial theories. Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed form analytic formulae, such as the Black-Scholes option pricing model, simulation models or a combination thereof, applied consistently. In the case of more established derivative products, the pricing models used by the

Company are widely accepted by the financial services industry. Pricing models take into account the contract terms, including the maturity, as well as observable market parameters such as interest rates, volatility and the creditworthiness of the counterparty.

### Property, Equipment and Leasehold Improvements

Depreciation and amortization of property, equipment and leasehold improvements are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are 7 years for furniture and fixtures and 3 to 5 years for computer and communication equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

### Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

### Investment Banking

Underwriting revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred to match revenue recognition.

### Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

### Foreign Currency Transactions

Non-U.S. dollar denominated assets and liabilities are translated at fiscal year-end rates of exchange.

### Securitization Activities

The Company engages in securitization activities related to residential mortgage loans, U.S. agency collateralized mortgage obligations, municipal bonds and other types of financial assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization and rights to any excess cash flows remaining after payments to investors in the securitization trusts of their contractual rate of return. The exposure to credit losses from securitized financial assets is limited to the Company's retained interest in securitized financial assets. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. To obtain fair values, observable market prices are used if available. However, observable market prices are generally not available for retained interests, so the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, payment rates, forward yield curves and discount rates commensurate with the risks involved.

## Note 3 - Securities Financing and Securitization Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to various parties where those parties do not have the right to sell or repledge the collateral were approximately:

| | November 30, 2003 |
|---|---|
| Financial instruments owned: | |
| U.S. government and federal agency | $ 5,002,000 |
| Corporate and other debt | 4,564,000 |
| Corporate equities | 3,456,000 |
| Total | $13,022,000 |

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $350,865,964, and the fair value of the portion that has been sold or repledged was $327,239,502.

On the consolidated statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by

customer-owned securities held by the Company. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

The Company engages in securitization activities related to residential mortgage loans, U.S. agency collateralized mortgage obligations, municipal bonds and other types of financial assets. These assets are carried at fair value. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value. Retained interests in securitized financial assets were approximately $1,411,013 at November 30, 2003, the majority of which were related to residential mortgage loan and U.S. agency collateralized mortgage obligation securitization transactions. The assumptions that the Company used to determine the fair value of its retained interests at the time of securitization related to those transactions that occurred during the year ended November 30, 2003 were not materially different from the assumptions included in the table below.

The following table presents information on the Company's residential mortgage loan and U.S. agency collateralized mortgage obligation securitization transactions. Key economic assumptions and the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions at November 30, 2003 were as follows:

| | **Residential mortgage loan** | **U.S. agency collateralized mortgage obligations** |
|---|---|---|
| Retained interests (carrying amount/fair value) | $170,147 | $1,148,575 |
| Weighted average life (in months) | 11 | 74 |
| Credit losses (rate per annum) | 1.14 - 5.69% | - |
| Impact on fair value of 10% adverse change | $(2,999) | - |
| Impact on fair value of 20% adverse change | $(4,813) | - |
| Weighted average discount rate (rate per annum) | 10.33% | 7.35% |
| Impact on fair value of 10% adverse change | $(1,711) | $(32,686) |
| Impact on fair value of 20% adverse change | $(3,485) | $(63,528) |
| Prepayment speed assumption | 357 - 1,200 PSA | 183 - 517 PSA |
| Impact on fair value of 10% adverse change | $(2,180) | $(14,753) |
| Impact on fair value of 20% adverse change | $(2,328) | $(27,993) |

The table above does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks inherent in its retained interests. In addition, the sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

For the year ended November 30, 2003, the Company received $47,013,148 of proceeds from new securitization transactions and $3,973,192 of cash flows from retained interests in securitization transactions.

**Note 4 - Short-Term Borrowings**

Borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

The Company maintains a master collateral facility that enables it to pledge certain collateral to secure loan arrangements, letters of credit and other financial accommodations. As part of this facility, the Company also maintains a secured committed credit agreement with a group of banks that are parties to the master collateral facility under which such banks are committed to provide up to $1,800,000 for up to 364 days. This facility was renewed on May 22, 2003. At November 30, 2003, no borrowings were outstanding under this agreement.

The Company entered into a Revolving Credit facility dated September 28, 2001, in the amount of $100,000 for three years. At November 30, 2003, no borrowings were outstanding under this agreement.

These credit agreements contain restrictive covenants which require, among other things, that the Company maintain specified levels of consolidated stockholder's equity and Net Capital, as defined. As of November 30, 2003, the Company was in compliance with all restrictive covenants.

**Note 5 - Subordinated Liabilities**

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with Bank One Trust Company, as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

The Cash Subordination Agreement is for $2,500,000, bears interest at 6.55% per annum and has a maturity date of April 30, 2007. Additionally, $1,200,000 is payable under the Company's $5,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of April 30, 2006 and April 30, 2007, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of the following:

| Subordinated Notes | Maturity Date | Interest Rate | Amount |
|---|---|---|---|
| Series B | March 1, 2005 | 8.51% | $243,000 |
| Series E | June 1, 2006 | 7.28% | 81,500 |
| Series F | June 1, 2016 | 7.82% | 25,000 |
| Total | | | $349,500 |

Series D subordinated notes were redeemed fully on December 2, 2002.

The Indenture contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2003, the Company was in compliance with all restrictive covenants.

The estimated fair value of the Company's subordinated liabilities, based on rates available to the Company at November 30, 2003 for debt with similar terms and maturities, was approximately $4,346,000.

## Note 6 - Commitments and Contingencies

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2003, future minimum rental commitments under such leases were as follows:

| Fiscal Year | Amount |
|---|---|
| 2004 | $105,497 |
| 2005 | 108,860 |
| 2006 | 100,166 |
| 2007 | 75,773 |
| 2008 | 35,513 |
| Thereafter | 235,213 |
| Total | $661,022 |

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

The Company had approximately $2,109,699 of letters of credit outstanding at November 30, 2003 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2003, the Company had commitments to enter into reverse repurchase and repurchase agreements of approximately $21,514,304 and $16,641,946, respectively.

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution, certain of which legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. The number of these investigations and proceedings has increased in recent years with regard to many firms, including the Company. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the eventual loss related to such matters. The Company is contesting liability and/or the amount of damages in each pending matter and believes, based on current knowledge and after consultation with counsel, that the outcome of each matter will not have a material adverse effect on the consolidated financial condition of the Company.

## Note 7 - Trading Activities

### Trading

The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions. While trading activities are generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions.

The Company manages its trading businesses by product groupings and therefore has established distinct trading divisions having responsibility for equity and fixed income (including foreign exchange) products. Because of the integrated nature of the markets for such products, each product area trades cash instruments as well as related derivative products (e.g., options, futures and forwards with respect to such underlying instruments).

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and the market, credit and concentration risk management policies and procedures covering these activities are discussed below.

### Equities

The Company makes markets and trades in the global secondary markets for equities and convertible debt and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

### Fixed Income

The Company makes markets and trades in fixed income securities and related products, including preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBA contracts or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

**Risk Management**

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

Risk management at the Company is a multi-faceted process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management policies, procedures and methodologies are evolutionary in nature and are subject to ongoing review and modification. Many of the Company's risk management and control practices are subject to periodic review by the Company's Internal Audit Department as well as to interactions with various regulatory authorities.

The Management Committee, composed of the Company's most senior officers, establishes the overall risk management policies for the Company and reviews the Company's performance relative to these policies. The Management Committee has created several Risk Committees to assist it in monitoring and reviewing the Company's risk management practices. These Risk Committees, as well as other committees established to manage and monitor specific risks, review the risk monitoring and risk management policies and procedures relating to the Company's market and credit risk profile, sales practices, legal enforceability, and operational and systems risks. The Market Risk, Credit, Controllers, Treasury and Law and Compliance Departments, which are all independent of the Company's business units, assist senior management and the Risk Committees in monitoring and controlling the Company's risk profile. The Market Risk and Credit Departments have operational responsibility for measuring and monitoring aggregate market risk and credit risk, respectively, with respect to the Company's institutional securities trading activities and are responsible for risk policy development, risk analysis and risk reporting to senior management and the Risk Committees. In addition, the Internal Audit Department, which also reports to senior management, periodically examines and evaluates the Company's operations and control environment. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

### Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and are disseminated to senior management.

### Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

### **Concentration Risk**

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities and securities issued by other sovereign governments, which, in the aggregate, represented approximately 4% of the Company's total assets at November 30, 2003. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 30% of the Company's total assets at November 30, 2003, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to

individual issuers and businesses, including non-investment grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

### Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

### Fair Value of Derivatives

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

The fair value (carrying amount) of derivative instruments represents the amount at which the derivative could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale and is further described in Note 2. Future changes in interest rates, foreign currency exchange rates or the fair values of the financial instruments or indices underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the consolidated statement of financial condition. The amounts in the following table represent unrealized gains on purchased exchange-traded and OTC options and other contracts (including foreign exchange and other forward contracts) for derivatives used by the Company for trading, net of any unrealized losses owed to the counterparties on offsetting positions in situations where netting is appropriate. These amounts are not reported net of collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2003 will not have a material effect on the Company's consolidated statement of financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2003 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Risk Department:

| (In millions of dollars) | AAA | AA | A (1) | BBB | Other Non Investment Grade | Total |
|---|---|---|---|---|---|---|
| Fixed income securities contracts (including forward contracts and options) | $ 10 | $ - | $ 8 | $ - | $ - | $ 18 |
| Foreign exchange forward contracts | 56 | 987 | 828 | 122 | 316 | 2,309 |
| Equity securities contracts (including warrants and options) | 985 | - | 167 | - | 68 | 1,220 |
| Total | $1,051 | $987 | $1,003 | $122 | $384 | $3,547 |
| Percent of total | 30% | 28% | 28% | 3% | 11% | 100% |

(1) Includes approximately $638 of derivative transactions with affiliates. The Company also has obtained assets posted as collateral by affiliated investment grade counterparties amounting to $167.

## Note 8 - Variable Interest Entities

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Statement of Financial Condition," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs and may hold interests therein that may be considered variable interests. Transactions associated with these entities include asset- and mortgage-backed securitizations, credit-linked notes and other structured financings (including collateralized debt or bond obligations). The Company engages in these transactions principally to facilitate client needs and as a means of selling financial assets. The Company currently consolidates entities in which it has a controlling financial interest in accordance with accounting principles generally accepted in the U.S. For those entities deemed to be qualifying special purpose entities (as defined in SFAS No. 140), the Company does not consolidate the entity.

On February 1, 2003, the Company adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Company obtains an interest after January 31, 2003. In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The Company plans to adopt FIN 46R in fiscal 2004 for VIEs in which it holds a variable interest that it had acquired before February 1, 2003 in addition to those VIEs for which the Company has previously applied FIN 46. For these variable interests, the Company will consolidate in fiscal 2004, those VIEs in which the Company is the primary beneficiary.

Post - January 31, 2003 VIEs:

At November 30, 2003, the aggregate size of the VIEs for which the Company holds significant variable interests, which were acquired after January 31, 2003 was approximately $303,500. The Company's variable interests associated with this collateralized debt obligation entity were subordinated and other classes of beneficial interests of approximately $17,583, which represents the Company's maximum exposure to loss at November 30, 2003. The Company hedges the risks inherent in its variable interest holdings thereby reducing its exposure to loss. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company utilizes to hedge these risks.

Pre - February 1, 2003 VIEs:

At November 30, 2003, the aggregate size of the entities for which the Company's interest is either significant or for which the Company could be deemed to be the primary beneficiary of the entity was approximately $623,207. The Company's variable interests associated with these entities, primarily credit-linked note and asset-backed securitization entities were approximately $136,826, which represents the Company's maximum exposure to loss at November 30, 2003. The Company hedges the risks inherent in its variable interest holdings thereby reducing its exposure to loss. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company utilizes to hedge these risks.

The Company continues to evaluate the impact of FIN 46R and it is possible that additional entities will be identified for which consolidation, deconsolidation or additional disclosures are required, however, the maximum exposure to loss relating to such entities is not expected to be material in relation to the consolidated financial condition of the Company. In addition, the Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of its business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the Company's variable interests included above may not be held by the Company upon its adoption of FIN 46R.

## Note 9 - Guarantees

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. There was no change in the amount of liability recognized for non-derivative guarantees issued or modified after December 31, 2002 as a result of the adoption of FIN 45.

Under FIN 45, certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the FIN 45 definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company does not monitor its risk exposure to such derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company records all derivative contracts on its consolidated statement of financial condition at fair value and believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 7 to the Company's consolidated statement of financial condition.

In connection with a funding transaction, the Company provides a financial guarantee to a third party of its affiliate's contractual obligation to repay. The Company has the ability to offset any amount it is required to pay under the financial guarantee with an obligation owed to its affiliate's parent.
The table below summarizes certain information regarding these guarantees at November 30, 2003:

| | Maximum Potential Payout/Notional | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Years to Maturity | | | Total | Carrying Amount | Collateral |
| **Type of Guarantee** | Less than 1 | 1-3 | 3-5 | Over 5 | | | |
| Derivative contracts | $11,822,534 | $1,640,761 | $5,725 | $ - | $13,469,020 | $526,072 | - |
| Financial guarantee | - | - | - | 430,510 | 430,510 | - | - |

In addition, the Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## Note 10 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

Certain employees of the Company participate in several of the Parent's equity-based stock compensation plans. Effective December 1, 2002, the Parent adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of stock options and restricted stock granted during fiscal 2003 and future years.

During fiscal 2003, the Parent completed an extensive analysis of its stock-based compensation program and revised elements of its program to encourage and incent long-term performance, enhance employee retention, and better align employee and shareholder interests. The revisions to fiscal 2003 awards include extending the vesting and non-vesting and non-compete provisions and raising the eligibility requirements to participate in such awards.

As a result of the revisions to its stock-based compensation program, the Parent recognized the fair value of stock-based awards granted in fiscal 2003 over service periods of 3 or 4 years, including the year of grant. Historically, the service period for stock-based awards was deemed to be the year of the grant.

Profit Sharing Plan

The Parent sponsors a qualified non-contributory profit sharing plan covering substantially all U.S. employees. Contributions are made to eligible employees at the discretion of management based upon the financial performance of the Parent.

Employee Stock Ownership Plan

The Company participates in the Parent and Subsidiaries Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP by the Company and allocation of ESOP shares to employees are made annually at the discretion of the Parent's Board of Directors.

## Note 11 - Employee Benefit Plans

The Company sponsors three pension plans for the majority of its employees and employees of certain U.S. affiliates. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former or inactive employees prior to retirement. The following summarizes these plans:

Pension Plans

Substantially all of the employees of the Company and its U.S. affiliates are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplemental plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplementary Plans are accrued by the Company and are funded when paid to the beneficiaries.

The weighted-average discount rate, the rate of increase in future compensation levels and the expected long-term rate of return on plan assets used in determining the benefit obligation were 6.2%, 5% and 7.5%, respectively.

In July 2003, the Company's qualified plan was amended, effective January 1, 2004, to change the benefit accrual formula from final average pay to career average pay as well as to change the definition of pay from base to total pay with new limits for pensionable earnings. The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2003 as well as a summary of the funded status of the plans as of November 30, 2003:

| | Qualified Plan | Supplemental Plans |
|---|---|---|
| **Reconciliation of benefit obligation:** | | |
| Benefit obligation at beginning of year | $398,199 | $ 155,520 |
| Service cost | 31,395 | 5,498 |
| Interest cost | 25,686 | 9,189 |
| Actuarial loss | 61,855 | 18,656 |
| Benefits paid | (7,193) | (4,314) |
| Curtailments | - | (14,697) |
| Plan amendment | (73,624) | (2,927) |
| Benefit obligation at end of year | 436,318 | 166,925 |
| **Reconciliation of fair value of plan assets:** | | |
| Fair value of plan assets at beginning of year | 349,860 | - |
| Actual return on plan assets | 61,152 | - |
| Employer contributions | 30,000 | 4,314 |
| Benefits paid | (7,193) | (4,314) |
| Fair value of plan assets at end of year | 433,819 | 0 |
| **Funded status:** | | |
| Funded status | (2,499) | (166,925) |
| Unrecognized prior - service cost | (72,207) | (1,213) |
| Unrecognized loss | 166,354 | 24,784 |
| Amount contributed to plan after measurement date | - | 762 |
| Net amount recognized | $ 91,648 | $ (142,592) |

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents. At November 30, 2003, the Company's accrued postretirement benefit cost was $68,508.

## Note 12 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent. The Company and its affiliates are considering a change to their tax allocation methodology which could impact the allocation of certain state and local income taxes associated with unitary and combined tax filings. The impact to the Company has not yet been determined.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to employee benefit plan payables.

**Note 13 - Regulatory Requirements**

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange ("NYSE"). Under these rules, MS&Co. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on securities purchased under agreements to resell or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2003, MS&Co.'s Net Capital was $3,778,024, which exceeded the minimum requirement by $3,043,269 and included excess Net Capital of $703,223 of MS Securities Services Inc., a broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

During fiscal 2003, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

* * * * * *

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2004

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") for the year ended November 30, 2003 (on which we issued our report dated January 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP